[METALINK LOGO]



Ofer Lavie                                           Carl Hymans
Chief Financial Officer                              Investor Relations
Metalink Ltd.                                        G.S. Schwartz & Co. Inc.
Tel:  972-9-9605302                                  Tel:   1-212-725-4500
Fax: 972-9-9605544                                   Fax:  1-212-725-9188
ofer@metalinkBB.com                                  carlh@schwartz.com

                     METALINK REPORTS SECOND QUARTER RESULTS

              --Highest Revenue Recorded In The Last 12 Quarters--

Yakum, Israel, July 29, 2004 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today announced results for the second quarter ended June 30, 2004.

For the second quarter ended June 30, 2004, Metalink reported revenue of $6.0 million a 13% increase compared to $5.3 million for the first quarter of 2004, and an 86% increase compared to $3.2 million for the second quarter of 2003.

Metalink reported a loss of $2.9 million, or $0.15 per share, for the second quarter of 2004, compared to a loss of $2.8 million, or $0.15 per share, for the first quarter of 2004, and a loss of $3.8 million, or $0.20 per share for the second quarter of 2003.

The company's cash, cash equivalents, short and long term investment position at the end of the second quarter of 2004 was $58.5 million compared to $61.0 million at the end of the first quarter of 2004 and $66.2 million at the end of the second quarter of 2003.

"On June 30, 2004, we
announced that second quarter revenues would be at the high end of our guidance at approximately $6.1 million, the highest revenues recorded during the last 12 quarters. We are pleased that actual results for the second quarter were in line with our estimate reflecting the demand for our VDSL and symmetric DSL products worldwide," said Tzvi Shukhman, Metalink's Chairman and CEO.

"Our VDSL revenues for the second quarter reached a record of approximately $2.5 million, more than double the previous quarter's revenues. This increase is primarily a result of:

o The acceleration of VDSL deployment in Korea enabled by the availability of Long Reach VDSL. To date, only Metalink based systems were approved for Long Reach VDSL deployment in Korea and are shipping in volume.

o The commercial availability in Japan of the industry's best performing 100Mbps system from Fujitsu, powered by Metalink's VDSLPlus(TM) chipsets.

Our gross margins for the quarter were lower than the previous quarter, primarily due to higher inventory cost prepared to address the anticipated rapid ramp up in Korea and Japan. We expect our gross margins to improve in the coming quarters as the positive impact of cost reduction plans will become more significant in the mix of our shipped products to Korea and Japan," explained Mr. Shukhman.

"Our guidance for the third quarter of 2004 is for a revenue increase of approximately 15% compared to the second quarter of 2004, which we expect will be fueled primarily by the demand for our products in Korea and Japan.

"We are
optimistic that our VDSL leadership, together with the solid demand for our symmetric DSL products, will allow us to increase revenues during the remainder of 2004 and beyond as result of:

o        Acceleration of our existing VDSL deployments.

o Expansion of our VDSL deployments beyond Korea and Japan with our existing chipsets as well as upcoming VDSL flavors. o Our WLANPlus(TM) 802.11n products reaching the market in 2005," concluded Mr. Shukhman.

About Metalink
Metalink Ltd. is a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Metalink's silicon solutions address key elements of the "broadband home" market through cost effective, very high-speed delivery of broadband applications over public, home and enterprise networks.

Metalink's carrier broadband DSL products enable network operators to offer broadband services over any copper infrastructure. Leading OEMs and operators in Asia, North America and Europe have chosen to deploy Metalink's VDSL, SHDSL, and HDSLx products. Metalink's VDSL product line includes VDSLPlus(TM), the best performing technology for delivery of 100 Mbps over traditional telephony-grade copper, and Total-VDSL(TM), the most scalable DSL technology enabling performance of over 50 Mbps at short reach and up to 5 km DSL service. Metalink's VDSL products are fully compliant with the recently adopted ITU-T G.993.1-2004 VDSL recommendation.

Metalink's broadband home products address key elements of delivering a new broadband experience to and in the home environment. The products address advanced services and home distribution. WLANPlus(TM) - a MIMO-based high-throughput Wireless LAN technology, is designed to comply with the emerging 802.11n standard and enables speeds exceeding 200 Mbps. A wire-speed residential gateway addressing service providers need to offer a full service set to their broadband subscribers complements the home products offering. Metalink, a fabless semiconductor company, is headquartered in Yakum, Israel and has subsidiaries in Folsom, California and in Seoul, South Korea, and offices in Yokohama, Japan, and Atlanta, Georgia. Further information is available at http://www.MetalinkBB.com.

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements. The Company does not assume a duty to update or revise any of the forward-looking statements as a result of new information, future events or otherwise.

                                 (Tables Follow)

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             Three months ended                    Six months ended
                                                                  June 30,                             June 30,
                                                          2004               2003               2004               2003
                                                                (Unaudited)                           (Unaudited)
                                                     (U.S. dollars in thousands,
except share and per share data)

-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                   $  6,010           $  3,223          $  11,322           $  6,793
Cost of revenues:
  Costs and expenses                                          3,324              1,732              5,813              3,549
  Royalties to the Government of Israel                         163                 88                315                174
      Total cost of revenues                                  3,487              1,820              6,128              3,723


   Gross profit                                               2,523              1,403              5,194              3,070

Operating expenses:
  Gross research and development                              4,694              4,239              8,956              8,184
  Less - Royalty bearing and other grants                     1,095                962              1,824              1,690
  Research and development, net                               3,599              3,277              7,132              6,494

  Selling and marketing                                       1,566              1,573              3,124              2,914
  General and administrative                                    546                601              1,194              1,377
  Non-cash compensation                                          61                158                164                354
      Total operating expenses                                5,772              5,609             11,614             11,139


   Operating loss                                            (3,249)            (4,206)            (6,420)            (8,069)

Financial income, net                                           326                443                686                914

   Net loss                                                $ (2,923)          $ (3,763)          $ (5,734)          $ (7,155)

Loss per ordinary share:
Basic                                                        $   (0.15)         $   (0.20)         $   (0.30)         $   (0.39)

Diluted                                                      $   (0.15)         $   (0.20)         $   (0.30)         $   (0.39)

Shares used in computing loss per ordinary share:
Basic                                                    19,086,819         18,614,362         19,031,041         18,583,672

Diluted                                                  19,086,819         18,614,362         19,031,041         18,583,672


                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                                June 30,                  December 31,
                                                                                  2004                        2003
                                                                              (Unaudited)

                                                                                   (U.S. dollars in thousands)
ASSETS
Current assets
  Cash and cash equivalents                                                       $ 14,251                    $ 16,225
  Short-term investments                                                            12,556                      12,967
  Trade accounts receivable                                                          4,191                       3,252
  Other receivables                                                                  2,141                         614
  Prepaid expenses                                                                   1,215                         951
  Inventories                                                                        3,160                       4,434
       Total current assets                                                         37,514                      38,443

Long-term investments                                                               31,680                      35,013

Severance pay fund                                                                   1,639                       1,555

Property and equipment, net                                                          4,809                       5,262

                                                                                  $ 75,642                    $ 80,273

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Trade accounts payable                                                          $  1,581                    $  1,651
  Other payables and accrued expenses                                                4,592                       3,944
       Total current liabilities                                                     6,173                       5,595

Accrued severance pay                                                                2,476                       2,377

Shareholders' equity
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding - 20,048,691 and 19,855,317 shares as of June 30, 2004 and
    December 31, 2003, respectively)
---------------------------------------------------------------------                  600                         596

  Additional paid-in capital                                                       129,662                     129,005
  Deferred stock compensation                                                          (55)                       (209)
  Accumulated other comprehensive income                                              (121)                        268
  Accumulated deficit                                                              (53,208)                    (47,474)
                                                                                    76,878                      82,186

  Treasury stock, at cost; 898,500 as of
     June 30, 2004 and December 31, 2003                                            (9,885)                     (9,885)
       Total shareholders' equity                                                   66,993                      72,301

                                                                                  $ 75,642                    $ 80,273